Filed by LSB Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange
Act of 1934

Subject Company: LSB Financial Corp.
Commission File No.: 0-25070

Set forth below is a letter mailed to shareholders of LSB Financial Corp. (“LSB”) in connection with the proposed merger transaction between Old National Bancorp and LSB.

June 18, 2014

Dear Shareholder,

I am pleased to inform you that LSB Financial Corp. has entered into a definitive agreement to merge into Old National Bancorp in a cash/stock transaction.  Subject to a possible adjustment pursuant to the merger agreement, holders of common stock of LSB Financial Corp. will receive 2.269 shares of common stock of Old National Bancorp plus $10.63 in cash for each share of common stock of LSB Financial Corp.  The merger is expected to close by December 2014 and is subject to certain conditions including, without limitation, the approval of the LSB Financial Corp. shareholders and certain federal regulatory agencies.

Given today’s challenges of generating consistent earnings through organic growth, management and the board of directors agreed that other strategic options should be evaluated.  It was concluded that scale is needed to absorb additional operating and regulatory costs in a stagnant, slow growth economy.  As Indiana’s largest bank, Old National has the infrastructure in place to both handle the uncertain financial environment and enhance our product and delivery services.

With 179 years of service to Indiana families and businesses (we thought our 145 years was a lot), Old National is the ideal partner to allow us to keep operating as a community bank.  As with us, their associates and leaders possess a deep commitment to the Hoosier state and a well-earned reputation for community volunteerism.  And like Lafayette Savings Bank, Old National is known for providing unequaled customer service.  We believe this partnership represents a tremendous fit, as it allows Lafayette Savings Bank’s loyal customer base to continue to bank with a community-focused, Indiana–based financial institution.

Your board of directors firmly believes this move is in the best interests of our shareholders, our employees, our customers and our community.  This is an exciting time for Lafayette Savings Bank and for Old National Bank as we work together to introduce Greater Lafayette to the many services and benefits of a relationship with Old National.

Attached is a news release announcing the partnership.  Please feel free to contact me with any questions regarding this announcement.  Thank you, for your continued support.

Respectfully,

Randolph F. Williams
President/CEO
LSB Financial Corporation

Additional Information

Communications in this letter do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of LSB Financial Corp. (“LSB”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction.  Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and LSB, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from LSB by accessing LSB’s website at www.lsbank.com under the tab “About” and then under the heading “Investor Relations.”

ONB and LSB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LSB in connection with the proposed merger.  Information about the directors and executive officers of ONB is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014.  Information about the directors and executive officers of LSB is set forth in the proxy statement for LSB’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National Bancorp (“ONB”) and LSB Financial Corp. (“LSB”).  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and LSB’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and LSB to execute their respective business plans (including ONB’s pending acquisitions of LSB and United Bancorp, Inc.);  changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this letter and other factors identified in our Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission.  These forward-looking statements are made only as of the date of this letter, and neither ONB nor LSB undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this letter.

FOR IMMEDIATE RELEASE June 4, 2014
Old National Contacts:
Kathy A. Schoettlin – (812) 465-7269/(812) 319-2711
Media Relations
Lynell J. Walton – (812) 464-1366
Investor Relations

Lafayette Financial Contact:
David Huhnke – (765) 429-2807
Media Relations

Old National Bancorp to acquire Lafayette-based
LSB Financial Corp.

•	LSB Financial’s subsidiary, Lafayette Savings Bank, is the largest bank headquartered in Lafayette, Indiana
•	Expected to be immediately accretive to 2015 earnings by $7.5 million, or $.03 per share
•	Acquisition continues Old National’s strategy of regional expansion while more than doubling the bank’s presence in the economically strong Lafayette market
•	Includes five banking centers in Tippecanoe County, along with $366 million in assets and $312 million in deposits
•
With strong reputation and community banking-focus, Lafayette Savings Bank was voted best bank in Lafayette market the last two years (Lafayette Journal & Courier annual reader survey); Boasts a tremendous legacy - founded in 1869

Evansville & Lafayette, Ind. (June 4, 2014) – Evansville-based Old National Bancorp (NASDAQ: ONB) (“Old National”) and Lafayette-based LSB Financial Corp. (NASDAQ: LSBI) (“LSB”), jointly announced today the execution of a definitive agreement under which Old National will acquire LSB Financial through a stock and cash merger.

With $366 million in total assets and just over $312 million in deposits, LSB Financial is a savings and loan holding company with Lafayette Savings Bank as its wholly-owned subsidiary. The largest bank headquartered in Lafayette, Lafayette Savings Bank currently operates five full-service banking centers in Tippecanoe County, which is home to Purdue University and a successful high-tech manufacturing sector.

Founded in Evansville in 1834, with $9.5 billion in assets and 166 branches (as of March 31, 2014), Old National is the largest financial services holding company headquartered in Indiana and the fourth largest deposit holder in the Hoosier state. Currently Old National has two banking centers in Lafayette and one in West Lafayette and others throughout Indiana, as well as banking centers in Southern Illinois, Southwestern Michigan, Western Kentucky and Louisville.

“This acquisition continues Old National’s path of regional expansion by more than doubling our presence in the Lafayette market, and it also marks the union of two like-minded banks with outstanding legacies of client service and community engagement,” said Old National President & CEO Bob Jones. “By acquiring the community bank in Tippecanoe County, Old National is reinforcing our standing as the Indiana bank and one of the leading community focused banks in all of our markets.”

Randolph F. Williams, President and CEO of LSB Financial added, “Old National is an established, well-managed company that is truly Indiana’s bank; they care about the people in the markets they serve. This partnership is in the best interests of our shareholders who will become part of a larger and growing institution. Our board believes that the best way to advance our long-standing commitment to the Lafayette community is to partner with a larger institution that has demonstrated commitment to our values, is respectful of our history, and has the ability to grow opportunities for our community, customers and employees. I’m looking forward to working with Bob and his team to establish this partnership.”

Under the terms of the merger agreement, which was unanimously approved by the boards of both companies, shareholders of LSB Financial will receive 2.269 shares of Old National common stock and $10.63 in cash (fixed) for each share of LSB Financial common stock. Based upon the June 3, 2014, closing price of $13.68 per share of Old National common stock, the transaction is valued at approximately $41.67 per share of LSB Financial common stock, or approximately $66.7 million. The transaction value is likely to change due to fluctuations in the price of Old National common stock. As provided in the merger agreement, the exchange ratio is subject to adjustment (calculated prior to closing) in the event shareholders’ equity of LSB Financial is below a specified amount.

The transaction is expected to close in mid-to-late fourth quarter of 2014. It remains subject to approval by LSB Financial’s shareholders and approval by federal regulatory authorities as well as the satisfaction of other customary closing conditions provided in the merger agreement. The merger agreement also provides that Lafayette Savings Bank will be merged into Old National Bank.

Old National was advised by Keefe, Bruyette and Woods and the law firm of Krieg DeVault LLP. LSB Financial was advised by Sandler O’Neill + Partners, L.P. and the law firm of Barnes & Thornburg LLP.

About Old National
Old National Bancorp (NASDAQ: ONB) is the largest financial services holding company headquartered in Indiana. With $9.5 billion in assets as of March 31, 2014, it ranks among the top 100 banking companies in the United States. Since its founding in Evansville, Ind., in 1834, Old National Bank has focused on community banking by building long-term, highly valued partnerships with its clients. Today, Old National’s footprint includes Indiana, Western Kentucky and Louisville, Southern Illinois and Southwestern Michigan. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National owns Old National Insurance, one of the 100 largest brokers in the nation. For more information and financial data, please visit Investor Relations at oldnational.com.

About LSB Financial
LSB Financial Corp. (NASDAQ: LSBI) owns the largest bank headquartered in Lafayette, Indiana. Lafayette Savings Bank,
FSB owns five banking centers in Tippecanoe County. It is a community-focused organization with a legacy of service that dates back to 1869. For more information, please visit Investor Relations at lsbank.com.

Conference Call

Old National will hold a conference call at 9:15 a.m. Central Time on June 4, 2014, to discuss the announced partnership with LSB Financial. The live audio web cast of the call, along with the corresponding presentation slides, will be available on Old National’s Investor Relations web page at oldnational.com and will be archived there for 12 months. A replay of the call will also be available from 7:00 a.m. Central Time on June 5 through midnight June 19. To access the replay, dial 1-855-859-2056, conference code 55912440.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National Bancorp (“ONB”) and LSB Financial Corp. (“LSB”). Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and LSB’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and LSB to execute their respective business plans (including ONB’s pending acquisitions of LSB and United Bancorp, Inc.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this press release and other factors identified in our Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this press release, and neither ONB nor LSB undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this press release.

Additional Information About the Old National Bancorp/LSB Financial Corp. Transaction

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of LSB Financial Corp. (“LSB”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and LSB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from LSB by accessing LSB’s website at www.lsbank.com under the tab “About” and then under the heading “Investor Relations.”

ONB and LSB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LSB in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of LSB is set forth in the proxy statement for LSB’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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